Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Twelve Months Ended December 31, 2025

HAMILTON, Bermuda, February 12, 2026 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and twelve months ended December 31, 2025.

Highlights and Recent Activity

●	Reported Adjusted earnings of $11.6 million and net income attributable to common stockholders of $9.3 million for the three months ended December 31, 2025, or $0.28 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $10.3 million and net income attributable to common stockholders of $5.1 million, or $0.25 Adjusted earnings per basic and diluted share for the three months ended December 31, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	Reported Adjusted earnings of $38.8 million and net income attributable to common stockholders of $36.1 million for the year ended December 31, 2025, or $0.95 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $119.5 million and net income attributable to common stockholders of $128.6 million, or $2.87 Adjusted earnings per basic share and $2.84 Adjusted earnings per diluted share for the year ended December 31, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.) The major driver of the variance between Adjusted earnings and net income attributable to common stockholders for the twelve months ended December 31, 2024, was a $12.3 million gain from the sale of the Ardmore Seafarer in April 2024.
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on February 12, 2026, of $0.09 per common share for the quarter ended December 31, 2025. The dividend will be paid on March 13, 2026, to all shareholders of record on February 27, 2026.
●	MR tankers earned an average spot TCE rate of $25,257 per day for the three months ended December 31, 2025. Chemical tankers earned an average spot TCE rate of $19,948 per day for the three months ended December 31, 2025. Based on approximately 50% of total revenue days currently fixed for the first quarter of 2026, the average spot TCE rate is approximately $29,100 per day for MR tankers; based on approximately 30% of revenue days fixed for the first quarter of 2026, the average spot TCE rate for chemical tankers is approximately $20,800 per day.
●	While primarily trading its fleet in the spot market, the Company also enhanced its fixed-rate coverage during the period. One of its 2013-built MRs will commence a 12-month time charter at $26,000 per day in March 2026, and two of its 2014-built MRs commenced two-year time charters in December 2025 at $21,250 per day.

●	As previously announced, on October 31, 2025, the Company fully redeemed all remaining outstanding shares of its Series A Preferred Stock, for $30.6 million.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Ardmore delivered a strong finish to 2025 and is carrying that momentum into the start of 2026, with earnings benefiting from increased revenue days following the expansion of our owned fleet and the completion of our scheduled drydocking program including multiple vessel upgrades.

Freight markets have continued to rally due to long-term structural trends and near-term geopolitical dynamics. We are capturing these conditions through strong spot market exposure and Ardmore’s global operating platform, while locking in selective high-quality term charters to reinforce a robust earnings profile.

As ever, we remain nimble in positioning Ardmore optimally within a complex, fast-moving environment, while staying focused on our strategic priorities and delivering long-term value.”

Summary of Recent and Fourth Quarter 2025 Events

Fleet

Fleet Operations and Employment

As of December 31, 2025, the Company had 26 vessels in operation (including one chartered-in vessel), consisting of 20 MR tankers (19 owned Eco-Design and one chartered-in Eco-Mod) ranging in size from 45,000 deadweight tons (“dwt”) to 50,200 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (IMO 2/3: 45,000 dwt – 50,200 dwt)

Below is a summary of the average daily MR Tanker spot TCE rates earned during the fourth quarter of 2025 and rates thus far in the first quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the first quarter:

	4Q 2025 Average Daily TCE	1Q 2026 As of February 12, 2026
		TCE	% Fixed
MR Tankers	$25,257	$29,100	50%

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker spot TCE rates earned during the fourth quarter of 2025 and rates thus far in the first quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the first quarter:

	4Q 2025 Average Daily TCE	1Q 2026 As of February 12, 2026
		TCE	% Fixed
Chemical Tankers	$19,948	$20,800	30%

Drydocking

The Company had 120 drydocking days in the fourth quarter of 2025. The Company does not currently have any scheduled statutory drydocking days in the first quarter of 2026.

Fleet

While primarily trading its fleet in the spot market, the Company also enhanced its fixed-rate coverage during the period. One of its 2013-built MRs will commence a 12-month time charter at $26,000 per day in March 2026, and two of its 2014-built MRs commenced two-year time charters in December 2025 at $21,250 per day. In total the Company currently has four MRs employed on time charter at an average rate of $22,650 per day, and one Chemical tanker on a three-year time charter at $19,250 per day.

Preferred Stock Redemption

On October 31, 2025, the Company fully redeemed all remaining 30,000 outstanding shares of its Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see “Adjusted earnings (for purposes of dividend calculations)” in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on February 12, 2026 of $0.09 per common share for the quarter ended December 31, 2025. The dividend will be paid on March 13, 2026, to all shareholders of record on February 27, 2026.

Geopolitical and Economic Uncertainty

Over the past year, governments have taken actions to implement new or increased tariffs on foreign imports and port fees. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Geopolitical Conflicts

The ongoing Russia-Ukraine conflict has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. This conflict has contributed to increases in spot tanker rates.

Geopolitical tensions in the Middle East region have escalated since the commencement of the Israel-Hamas conflict in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates, and expenses. Continuing instability or any further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended December 31, 2025 and 2024

The Company reported net income attributable to common stockholders of $9.3 million for the three months ended December 31, 2025, or $0.23 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $5.1 million, or $0.12 earnings per basic and diluted share for the three months ended December 31, 2024.

Results for the Year Ended December 31, 2025 and 2024

The Company reported net income attributable to common stockholders of $36.1 million for the year ended December 31, 2025, or $0.89 earnings per basic share and $0.88 earnings per diluted share, as compared to net income attributable to common stockholders of $128.6 million, or $3.09 earnings per basic share and $3.06 earnings per diluted share for the year ended December 31, 2024.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2025 and 2024

Revenue. Revenue for the three months ended December 31, 2025 was $82.9 million, an increase of $0.9 million from $82.0 million for the three months ended December 31, 2024.

The Company’s average number of operating vessels was 26.1 for the three months ended December 31, 2025, a slight increase from 26.0 for the three months ended December 31, 2024.

The Company had 1,836 spot revenue days for the three months ended December 31, 2025, as compared to 2,245 for the three months ended December 31, 2024. The Company had 19 vessels employed directly in the spot market as of December 31, 2025, as compared to 25 vessels as of December 31, 2024. The reduction in spot revenue days reflects both the heavier drydocking program in 2025 and the lower number of vessels trading in the spot market.

These factors together resulted in a decrease in revenue of $14.4 million for the three months ended December 31, 2025, as compared to the three months ended December 31, 2024. Increases in spot rates during the three months ended December 31, 2025 resulted in an increase in revenue of $8.4 million.

The Company had six product tankers and one chemical tanker employed under time charters as of December 31, 2025, as compared to one product tanker and no chemical tankers as of December 31, 2024. There were 458 revenue days derived from time charters for the three months ended December 31, 2025, as compared to 92 revenue days for the three months ended December 31, 2024. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $6.9 million for the three months ended December 31, 2025.

Voyage Expenses. Voyage expenses were $29.7 million for the three months ended December 31, 2025, a decrease of $3.1 million from $32.8 million for the three months ended December 31, 2024. The decrease is primarily driven by $5.4 million of lower bunker consumption resulting from fewer spot trading days, partially offset by a $2.3 million increase in port, agency and broker commissions during the three months ended December 31, 2025, compared to the three months ended December 31, 2024.

TCE Rate. The average TCE rate for the Company’s fleet was $23,524 per day for the three months ended December 31, 2025, an increase of $1,171 per day from $22,353 per day for the three months ended December 31, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $19.1 million for the three months ended December 31, 2025, an increase of $4.0 million from $15.1 million for the three months ended December 31, 2024. The increase is primarily attributable to the addition of three vessels to the Company’s fleet during the year.

Charter Hire Costs. Total charter hire expense was $1.9 million for the three months ended December 31, 2025, a decrease of $3.9 million from $5.8 million for the three months ended December 31, 2024. This decrease is a result of having one chartered-in vessel during the three months ended December 31, 2025 as compared to four chartered-in vessels during the three months ended December 31, 2024. Total charter hire expense for the three months ended December 31, 2025 was comprised of an operating expense component of $1.0 million and a vessel lease expense component of $0.9 million (December 31, 2024: $3.0 million and $2.8 million, respectively).

Depreciation. Depreciation expense for the three months ended December 31, 2025 was $9.5 million, an increase of $1.7 million from $7.8 million for the three months ended December 31, 2024. This increase is primarily attributable to the addition of three vessels to the Company’s fleet during the third quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2025 was $1.8 million, an increase of $0.9 million from $0.9 million for the three months ended December 31, 2024 due to increased drydocking activity compared to the previous period. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate general and administrative expenses for the three months ended December 31, 2025 were $5.3 million, a decrease of $1.5 million from $6.8 million for the three months ended December 31, 2024. The decrease primarily reflects a reduction in variable-based compensation and one-time expenses during the three months ended December 31, 2024.

General and Administrative Expenses: Commercial and Chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2025 were $1.1 million, a decrease of $0.2 million from $1.3 million for the three months ended December 31, 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended December 31, 2025 were $2.4 million, an increase of $1.3 million from $1.1 million for the three months ended December 31, 2024. The increase was due to drawdowns made on the Company’s revolving credit facilities to finance the purchase of three MR tankers during the third quarter of 2025.

Amortization of deferred finance fees for the three months ended December 31, 2025 was $0.2 million, generally consistent with $0.3 million for the three months ended December 31, 2024.

Impairment of Equity Method Investment.  During the three months ended December 31, 2025, the Company did not record any impairment loss related to its equity method investments. During the three months ended December 31, 2024, the Company recognized an impairment loss of $4.4 million related to its equity method investment in Element 1 Corporation. The fair value was assessed based on market conditions and the financial performance of Element 1 Corporation. The impairment loss was included in Impairment of equity method investment in the consolidated statement of operations.

Extinguishment of Preferred Stock. During the three months ended December 31, 2025, the Company redeemed the remaining 30,000 shares of its Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $2.2 million was recognized during the three months ended December 31, 2025. During the three months ended December 31, 2024, the Company recorded a loss on extinguishment of $0.7 million in connection with the redemption of 10,000 shares of Series A Preferred Stock.

Liquidity

As of December 31, 2025, the Company had $272.2 million in liquidity available, with cash and cash equivalents of $46.8 million (December 31, 2024: $47.0 million) and amounts available and undrawn under its revolving credit facilities of $225.4 million (December 31, 2024: $196.4 million).

Conference Call

The Company plans to host a conference call on February 12, 2026, at 12:00 p.m. Eastern Time to discuss its financial results for the quarter ended December 31, 2025. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or +1-646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 19, 2026 at 888-660-6345 or 646-517-4150. Enter the passcode 44766 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,200 deadweight tons. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	46,845	46,988
Receivables, net of allowance for bad debts of $1.3 million (2024: $1.9 million)	47,537	60,871
Prepaid expenses and other assets	3,687	4,298
Advances and deposits	4,869	3,084
Inventories	8,912	11,308
Total current assets	111,850	126,549

Non-current assets
Investments and other assets, net	4,983	5,236
Vessels and vessel equipment, net	638,123	545,594
Deferred drydock expenditures, net	27,068	14,252
Advances for vessel equipment	—	4,845
Deferred finance fees, net	4,920	2,746
Operating lease, right-of-use asset	1,780	5,577
Total non-current assets	676,874	578,250

TOTAL ASSETS	788,724	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	5,066	6,070
Accrued expenses and other liabilities	18,585	18,313
Deferred revenue	1,598	482
Current portion of operating lease obligations	598	4,965
Total current liabilities	25,847	29,830

Non-current liabilities
Non-current portion of long-term debt	127,000	38,796
Non-current portion of operating lease obligations	1,272	476
Other non-current liabilities	268	273
Total non-current liabilities	128,540	39,545

TOTAL LIABILITIES	154,387	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	—	27,782
Total redeemable preferred stock	—	27,782

Stockholders’ equity
Common stock	443	440
Additional paid in capital	478,619	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	188,799	164,914
Total stockholders’ equity	634,337	607,642

Total redeemable preferred stock and stockholders’ equity	634,337	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	788,724	704,799

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Year Ended
In thousands of U.S. Dollars except per share and share data	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenue, net	82,911	82,039	310,197	405,784

Voyage expenses	(29,687)	(32,769)	(114,361)	(132,612)
Vessel operating expenses	(19,113)	(15,141)	(66,159)	(60,254)
Time charter-in
Operating expense component	(986)	(3,015)	(9,382)	(11,828)
Vessel lease expense component	(907)	(2,775)	(8,632)	(10,883)
Depreciation	(9,541)	(7,830)	(33,849)	(30,244)
Amortization of deferred drydock expenditures	(1,760)	(944)	(5,558)	(3,636)
General and administrative expenses
Corporate	(5,315)	(6,792)	(20,361)	(23,439)
Commercial and chartering	(1,135)	(1,304)	(4,712)	(4,601)
Unrealized gains on derivatives	6	681	6	655
Interest expense and finance costs	(2,391)	(1,104)	(6,112)	(6,778)
Loss on extinguishment of debt	—	—	(469)	—
Gain on extinguishment of finance leases	—	—	—	1,432
Interest income	352	435	955	1,817
Gain on vessel sold	—	—	—	12,322

Income before taxes	12,434	11,481	41,563	137,735

Income tax	(39)	(13)	(241)	(215)
Loss from equity method investments	(20)	(4,533)	(308)	(4,514)

Net Income	12,375	6,935	41,014	133,006

Preferred dividends	(817)	(1,108)	(2,724)	(3,660)
Extinguishment of preferred stock	(2,218)	(739)	(2,218)	(739)

Net Income attributable to common stockholders	9,340	5,088	36,072	128,607

Earnings per share, basic	0.23	0.12	0.89	3.09
Earnings per share, diluted	0.23	0.12	0.88	3.06

Adjusted earnings (1)	11,558	10,250	38,759	119,514
Adjusted earnings per share, basic	0.28	0.25	0.95	2.87
Adjusted earnings per share, diluted	0.28	0.25	0.95	2.84

Weighted average number of shares outstanding, basic	40,698,024	41,631,336	40,624,604	41,655,701
Weighted average number of shares outstanding, diluted	40,870,009	41,762,430	40,812,019	42,041,821

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Year Ended
In thousands of U.S. Dollars	December 31, 2025	December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	41,014	133,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,849	30,244
Amortization of deferred drydock expenditures	5,558	3,636
Share-based compensation	2,810	4,650
Gain on vessel sold	—	(12,322)
Amortization of deferred finance fees	1,007	1,138
Loss on extinguishment of debt	469	—
Gain on extinguishment of finance leases	—	(1,432)
Unrealized gains on derivatives	(6)	(655)
Operating lease ROU - lease liability, net	226	47
Loss from equity method investments	308	4,514
Deferred drydock payments	(15,868)	(6,481)
Changes in operating assets and liabilities:
Receivables	13,334	(4,640)
Prepaid expenses and other assets	612	49
Advances and deposits	(1,785)	3,824
Inventories	2,397	1,250
Accounts payable	(1,003)	4,054
Accrued expenses and other liabilities	(2,389)	(572)
Deferred revenue	1,116	135
Net cash provided by operating activities	81,649	160,445

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,829
Payments for acquisition of vessels and vessel equipment, including deposits	(114,546)	(61,020)
Advances for vessel equipment	(6,173)	—
Payments for other non-current assets	(284)	(432)
Proceeds from equity investments	—	1,650
Net cash (used in) investing activities	(121,003)	(32,973)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	179,493	104,664
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(94,939)	(111,194)
Repayments of finance leases	—	(42,262)
Repurchase of common stock	—	(17,935)
Payment of common share dividends	(12,186)	(45,079)
Repayment of preferred stock	(30,000)	(10,000)
Payment of preferred share dividends	(3,157)	(3,805)
Net cash provided by / (used in) financing activities	39,211	(127,289)

Net (decrease) / increase in cash and cash equivalents	(143)	183

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the year	46,845	46,988

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Year Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA(1)	25,768	20,243	86,590	162,167
Adjusted EBITDAR(1)	26,675	23,018	95,222	173,050

AVERAGE DAILY DATA

Fleet TCE per day(2)	23,524	22,353	22,562	30,261

Fleet operating expenses per day(3)	7,443	6,842	7,099	6,799
Technical management fees per day(4)	512	443	516	465
	7,955	7,285	7,615	7,264

MR Tankers Spot TCE per day(2)	25,257	22,207	23,874	32,102
Vessel operating expenses per day(5)	7,871	7,484	7,654	7,283

Chemical Tankers Spot TCE per day(2)	19,948	21,406	20,098	24,626
Vessel operating expenses per day(5)	8,222	6,755	7,502	7,268

FLEET
Average number of operating vessels	26.1	26.0	26.2	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees consist of payments to Anglo Ardmore Ship Management Limited, a joint venture entity of which we own 50%.
(5)	Vessel operating expenses per day include technical management fees.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s CO2 emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Number of Vessels in Operation (at period end)(2)	26	26	26	26

CO2 Emissions Generated in Metric Tons	85,433	103,619	361,656	422,083
Distance Travelled (Nautical Miles)	315,465	383,939	1,331,505	1,531,092
Fuel Consumed in Metric Tons	27,424	32,982	115,627	134,446

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tons	684	928	1,942	3,821
% of Total Fuel Consumed	2.49%	2.81%	1.68%	2.84%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	5.88g / tm	6.00g / tm	6.04g / tm	6.13g / tm
MR Eco-Design	5.64g / tm	5.72g / tm	5.79g / tm	5.81g / tm
MR Eco-Mod	6.33g / tm	5.59g / tm	5.90g / tm	5.80g / tm
Chemical	7.31g / tm	8.14g / tm	7.37g / tm	8.28g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	5.65g / tm	7.61g / tm	7.00g / tm	7.76g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	12.13g / ctm	12.96g / ctm	12.13g / ctm	12.38g / ctm
MR Eco-Design	12.27g / ctm	12.22g / ctm	12.04g / ctm	11.70g / ctm
MR Eco-Mod	11.61g / ctm	17.09g / ctm	11.26g / ctm	13.62g / ctm
Chemical	11.59g / ctm	13.46g / ctm	13.14g / ctm	13.99g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	8.95g / ctm	12.59g / ctm	12.49g / ctm	13.11g / ctm

Wind Strength (% greater than 4 on BF)	50.77%	48.80%	47.93%	46.59%
% Idle Time(6)	0.63%	4.17%	2.19%	2.50%

tm = ton-mile
ctm = cargo ton-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have decreased by 14.3% from 422,083 metric tons to 361,656 metric tons of CO2, primarily due to a decrease in distance travelled as a result of a reduction in the number of time-chartered in vessels and an increase in vessels time chartered-out. Fleet AER decreased to 6.04 g / tm from 6.13 g / tm due to a reduction in distance travelled, while fleet EEOI decreased to 12.13 g / ctm from 12.38 g / ctm, primarily due to a decline in ton-miles. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

(1) Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tons per kilometer as opposed to CO2 in tons per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) cargo carried in tons multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended December 31, 2025, the Company recognized total charter hire expense of $1.9 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $0.9 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $1.0 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on the Company’s consolidated statement of operations, and is not added back in its calculation of EBITDA. The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in Ardmore’s industry report under IFRS; the Company therefore uses EBITDAR and Adjusted EBITDAR as tools to compare its valuation with the valuation of these other companies in its industry. The Company does not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. The Company presents below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to the Company’s in-chartering of vessels that is necessary to operate its business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended December 31, 2025, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Year Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
In thousands of U.S. Dollars
Net income	12,375	6,935	41,014	133,006
Interest income	(352)	(435)	(955)	(1,817)
Interest expense and finance costs	2,391	1,104	6,112	6,778
Income tax	39	13	241	215
Depreciation	9,541	7,830	33,849	30,244
Amortization of deferred drydock expenditures	1,760	944	5,558	3,636
EBITDA	25,754	16,391	85,819	172,062
Gain on vessel sold	—	—	—	(12,322)
Loss on extinguishment of debt	—	—	469	—
Gain on extinguishment of finance leases	—	—	—	(1,432)
Unrealized gains on derivatives	(6)	(681)	(6)	(655)
Impairment of equity method investment	—	4,423	—	4,423
Gain on sale of e1 Marine LLC	—	—	—	(501)
Loss from equity method investments	20	110	308	592
ADJUSTED EBITDA	25,768	20,243	86,590	162,167
Plus: Vessel lease expense component	907	2,775	8,632	10,883
ADJUSTED EBITDAR	26,675	23,018	95,222	173,050

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Year Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	9,340	5,088	36,072	128,607
Gain on vessel sold	—	—	—	(12,322)
Loss on extinguishment of debt	—	—	469	—
Gain on extinguishment of finance leases	—	—	—	(1,432)
Extinguishment of preferred stock	2,218	739	2,218	739
Impairment of equity method investment	—	4,423	—	4,423
Gain on sale of e1 Marine LLC	—	—	—	(501)
Adjusted earnings	11,558	10,250	38,759	119,514

Adjusted earnings per share, basic	0.28	0.25	0.95	2.87
Adjusted earnings per share, diluted	0.28	0.25	0.95	2.84

Weighted average number of shares outstanding, basic	40,698,024	41,631,336	40,624,604	41,655,701
Weighted average number of shares outstanding, diluted	40,870,009	41,762,430	40,812,019	42,041,821

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			December 31, 2025
In thousands of U.S. Dollars except per share data
Adjusted earnings			11,558
Unrealized gains			(6)
Adjusted earnings for purposes of dividend calculation			11,552

Dividend to be paid			3,851
Dividend Per Share (DPS)			0.09

Number of shares outstanding as of February 12, 2026			40,731,441

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; the Company’s future strategic priorities; global and regional economic and political conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effects of tariffs, and other foreign policy activities, including sanctions, embargoes, and import and export restrictions on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the Hamas-Israel conflict, attacks against vessels in the Red Sea area, periodic disruptions in the Strait of Hormuz due to Iranian activity in the area, and recent U.S. seizures of Venezuelan-related vessels on the shipping industry and the Company; expected drydocking days; trends and improvements in the Company’s performance as measured by energy efficiency and emission-reduction metrics; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts and developments, including, among others, future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the first quarter of 2026 in the spot market; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com